Date: April 1, 2020	100 University Avenue, 8th floor Toronto ON, M5J 2Y1 www.computershare.com
To: New York Stock Exchange
Subject: ALAMOS GOLD INC
Dear Sir/Madam: We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	April 03, 2020
Record Date for Voting (if applicable) :	April 03, 2020
Beneficial Ownership Determination Date :	April 03, 2020
Meeting Date :	May 20, 2020
Meeting Location (if available) :	Virtual - AMENDED
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria:	Not Applicable
NAA for Registered Holders	Yes
Registered Holders Stratification Criteria:	Not Applicable

Voting Security Details:
Description	CUSIP Number	ISIN
CLASS A COMMON SHARES	011532108	CA0115321089

Sincerely, Computershare Agent for ALAMOS GOLD INC